Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad – 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     :+9140 4900 2900

Fax     :+9140 4900 2999

Email :mail@drreddys.com

www.drreddys.com

July 31, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on July 26, 2023

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended June 30, 2023, conducted on July 26, 2023. Also please note that this transcript of the call has been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investor#investor-meet

This is for your information.

Thanking you

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

“Dr. Reddys Laboratories Limited

Q1 FY24 Earnings Conference Call”

July 26, 2023

Dr. Reddys Laboratories Limited

July 26, 2023

Moderator:	Ladies and gentlemen, good day, and welcome to the Dr. Reddy's Q1 FY '24 Earnings Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touch tone phone. Please note that this conference is being recorded. I now hand the conference over to Ms. Richa Periwal from Investor Relations team. Thank you, and over to you, ma'am.

Richa Periwal:	Thank you, Dorwin. Thank you. A very good morning and good evening to all of you and thank you for joining us today for the Dr. Reddy's Earnings Conference Call for the quarter ended June 30, 2023.

Earlier during the day, we have released our results and the same is also posted on our website. This call is being recorded and the playback and transcripts shall be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements. The discussion today contains certain non-GAAP financial measures. For a reconciliation of GAAP to non-GAAP measures, please refer to our press release.

To discuss the business performance and outlook, we have our CEO - Mr. Erez Israeli & our CFO - Mr. Parag Agarwal, along with the Investor Relations team.

Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlet without the company's expressed written consent. Before I proceed with the call, I would like to remind everyone that the safe harbor contained in today's press release also pertains to this conference call. Now, I hand over the call to Mr. Parag Agarwal. Over to you Parag.

Parag Agarwal:	Thank you, Richa. Greetings to everyone! A warm welcome to our Q1 FY2024 Earnings Call.

We had a strong start to the year with robust sales and record profitability.

I'll start today with an overview of our financials for the quarter. For this section, all the amounts are translated into US dollar at a convenience translation rate of Rs. 82.06 which is the rate as of 30th June 2023.

Consolidated revenues for the quarter stood at Rs. 6,738 crores, that is $ 821 million and grew by 29% on YoY basis and by 7% on a sequential quarter basis. Adjusted for brand divestment income on a re-based comparator; the underlying growth was higher at 35% on YoY basis and 12% sequentially. The growth was driven by the generics business mainly in US, Emerging Markets & Europe. Excluding the one-off gains from brand divestment, loss of revenue from divested portfolio and NLEM related price reduction, India business registered a high single digit growth.

Consolidated gross profit margin for this quarter has been 58.7%, an increase of ~880 bps over previous year and 150 bps over previous quarter. The improvement in gross margin was primarily driven by favorable product mix, supply productivity savings, better manufacturing leverage partially offset by brand divestment income during previous period. Gross margin for the Global generics and PSAI were at 63.9% and 15.0% for the quarter respectively.

Dr. Reddys Laboratories Limited

July 26, 2023

The SG&A spend for the quarter is Rs. 1,770 crores, which is $ 216 million, an increase by 14% YoY while a decline of 2% QoQ. The YoY increase is in line with business growth and is on account of investment in sales & marketing, digitalization and other business initiatives. The SG&A cost as % to sales were 26.3% and is lower by 340 bps YoY and 230 bps QoQ due to better operating leverage.

The R&D spend for the quarter is Rs. 498 crores, that is $ 61 million and is at 7.4% of sales. Our R&D efforts are focused towards building a healthy pipeline of new products across our markets including biosimilar development.

The EBITDA for the quarter is Rs. 2,137 crores, that is $260 million, and the EBITDA margin is 31.7%. This is largely driven by gross margin expansion and productivity initiatives across the value chain. Our profit before tax for the quarter stood at Rs. 1,846 crores, that is $225 million, an increase by 26% YoY and 39% over previous quarter.

Effective tax rate has been at 24.0% for the quarter. The effective tax rate was higher than the previous year mainly due to changes in the Company’s jurisdictional mix of earnings. We expect our ETR to be in the range of 24% to 25%.

Profit after tax for the quarter stood at Rs. 1,403 crores, that is $ 171 million. Reported EPS for the quarter is Rs. 84.22.

Operating working capital increased by Rs. 710 crores which is $87 million, against that on March 31st, 2023, mainly due to an increase in receivables and inventory. Our capital investment stood at Rs. 362 crores, which is $ 44 million in this quarter.

The free cash flow generated, before acquisition related payout, during this quarter was at Rs. 674 crores which is $ 82 million. Consequently, we now have a net surplus cash of Rs. 4,985 crores, that is $ 608 million as on June 30th, 2023.

Foreign currency cash flow hedges in the form of derivatives for the U.S. dollar are approximately $783 million, largely hedged around the range of Rs. 82.7 to Rs. 84.4 to the dollar, RUB 6,775 million at the rate of Rs. 1.02 to the Ruble & AUD 3.7 million at the rate of Rs. 57.9 to Australian dollar maturing in the next 12 months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli: Thank you, Parag, and a warm welcome to everyone participating in our Earnings call today. As always, we appreciate your interest in our company.

We have commenced fiscal 2024 with a robust first quarter performance. Our sales for Qtr-1 grew 29% and EBITDA grew 20% reflecting the strength of our portfolio and well-diversified geographical spread. Adjusted for settlement income in current & base period and brand divestment in base period, our sales for Qtr-1 grew 35% and our EBITDA grew 111%.

Dr. Reddys Laboratories Limited

July 26, 2023

We improved the drivers in our core businesses for sustainable growth through productivity improvements, market share gains and new product launches. We are making considerable progress across our strategic priorities.

Let me take you through some of the key highlights of the quarter:

1. Sustained strong revenue growth driven by momentum in US and Russia markets.

2. Generated healthy EBITDA at ~32% and annualized RoCE at ~39%

3. High cash generation leading to net cash surplus of more than $ 608 mn at the end of quarter after paying the consideration towards Mayne portfolio acquisition.

4. Completion of commercial integration activities and launch of Mayne Pharma’s acquired generic prescription portfolio.

5. Received approvals for 4 products in China including our partner products since Apr’23.

6. Embarked trade generics in India and launched a dedicated trade generics division. Through this initiative, we will be increasing our participation in Retail Pharmaceutical market.

7. Entered child nutrition space in India with the launch of CeleHealth Kidz Gummies.

8. Biologics License application for proposed biosimilar Rituximab candidate DRL_RI accepted by US FDA, EMA and MHRA for review, this is another key milestone in our global biosimilars journey.

9. Forayed into the fast-growing OTC wellness space in US with the relaunch of recently acquired brand of Premama® a portfolio of high-quality dietary supplements designed to support the entire motherhood journey.

10. Collaborated with Mark Cuban Cost Plus Drug Company, aimed at increasing access to essential medications for Wilson disease patients and entered into an in-licensing agreement with Tenshi Kaizen for launch of Loratadine for private label OTC business.

11. Entered into an agreement with the Bill & Melinda Gates Foundation to develop injectable contraception drug for low- and middle-income countries in Asia and Sub-Saharan Africa, including India. This initiative will strengthen our portfolio in the women healthcare space.

12. Successfully concluded USFDA inspections of following 4 facilities recently - our API sites CTO 1 & CTO 3 at Bollaram, our formulation site FTO SEZ PU 2 & API site CTO 6 at Srikakulam. We continue to maintain a state of constant vigilance and compliance at our manufacturing sites.

13. Released our first Integrated Report which weaves together the material aspects of our business and their interplay with our purpose, values, strategy, governance, performance, and outlook.

Dr. Reddys Laboratories Limited

July 26, 2023

14. The Financial Times (London) named us an Asia-Pacific Climate Leader 2023. This award is to appreciate companies that have achieved the greatest reduction in their greenhouse gas emissions intensity and made further climate-related commitments.

Now, let me take you through the key business highlights for the quarter. Please note that all references to the numbers in this section are in respective local currencies.

Our North America Generics business recorded sales of $389 million for the quarter with a strong YoY growth of 69% and a 25% increase on a sequential basis. The growth was bolstered by Lenalidomide sales, new product launches such as, Regadenoson Injectable, cycloserince capsules integration of Mayne portfolio, and market share expansion in certain key existing products which more than offset price erosion. We launched 8 new products during the quarter and expect the launch momentum to continue during FY 24.

Our Europe business recorded sales of € 57 million this quarter, with a YoY growth of 13% while broadly flat sequentially. The growth is attributable to increase in base business volumes and supported by new product launches. We launched 10 new products during the quarter and expect the launch impetus to continue during balance of the year.

Our Emerging Markets (EM) business recorded sales of Rs. 1,155 crores, with a strong YoY growth of 28% and sequential increase of 4%. We launched 27 new products during the quarter across various countries of the Emerging Markets. Within the EM segment, the Russia business grew by 77% on YoY basis and 7% on a sequential basis in constant currency. The growth is driven by pick up in allergy season and further aided by lower base.

Our India business recorded sales of Rs. 1,148 crores and reported a de-growth of 14%. Excluding revenue from brand divestment, loss of revenue from divested portfolio and NLEM related price reduction, India business grew in very high single digit. India remains our priority market and we are progressing well on our innovation model. We have signed 2 innovative deals in this quarter and expect these to be an important growth driver in the years ahead. We are creating several growth engines for India business including ramping up growth of existing portfolio, scaling up recently acquired brands, continuous improvement of field force productivity and foraying into trade generics.

Our PSAI business recorded sales of $82 million with a YoY decline of 11% and a sequential decline of 14%. This has been due to lower volume pickup by customers for some products during the quarter. We expect sales to improve over the next couple of quarters on the back of increasing volume pickup, launch of new products and collaboration opportunities.

Our R&D efforts are focused on developing value-accretive products including several generic injectables and biosimilars where there is a patient need. We have filed 4 ANDAs in US during Q1FY24 and we are on track to accelerate on this in balance of year FY 24.

We are improving our operations and processes to increase efficiency and overall productivity. Our strong balance sheet provides financial flexibility to support future growth and we will continue to maintain a disciplined approach to cash management and acquisitions. I am confident that we will continue the growth momentum, strengthen our core business, and build a pipeline of products to shape a healthier world.

Dr. Reddys Laboratories Limited

July 26, 2023

With this, I would like to open the floor for questions and answers.

Moderator:	Thank you very much. The first question is from the line of Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Congratulations on the good set of numbers. First, on the US revenue growth. So, on a sequential basis, we have seen a significant uptick as well. Would you be able to give us some colour as to which were the primary driver, was it the acquisition, was it the Lenalidomide uptake in order of their quantum, if you can provide, even qualitatively would be very helpful?

Erez Israeli:	Yes. So, this quarter, we had several growth engines. So, it's not just Lenalidomide. We grew market share in key products. This was, let's say, more than previous quarters. We saw relatively less price erosion that we normally do. We had the Mayne acquisition that contribute to that, and Lena. So, it's a combination of all of them. Even without Lena, it was a very healthy growth in the US.

Kunal Dhamesha:	Sure. And just continuing on that, in terms of price erosion, I think across companies, there is now consensus that the price erosion has reduced. But do you see that, this reduced price erosion to continue for some time or is it more of a transitory phenomenon, which could kind of go away?

Erez Israeli:	The model hasn't changed. So, in terms of price erosion, it's obviously a function of how many — how much competition you got for your baseline on products that did not yet, if you wish, erode to the potential. So, I believe that in our case, we probably will see something similar also in the next coming quarters.

Moderator:	Thank you. The next question is from the line of Damayanti Kerai from HSBC. Please go ahead.

Damayanti Kerai:	Continuing on the US business. So Erez, you mentioned even without Lena, the base business has grown very well for you sequentially. So, can you elaborate a bit more, whether you're seeing a lot of supply opportunities emerging in the market due to problems at some of the competitors, etcetera? And do you believe these opportunities will sustain for next few quarters? That's my first question.

Erez Israeli:	So it's a combination of timing of RFPs, combination of set of situation that happen to products in which we could supply more, not necessarily a supply shortage, but it could be service or other supply disruption situation that happens, and also activities that we did with certain customers as well. So overall, let's say, it's primarily volume-based growth that's based on the agreements that we have with customers.

Damayanti Kerai:	And do you believe this volume-based growth opportunity will continue at least in near term?

Erez Israeli:	I believe that the trends will continue. Yes.

Dr. Reddys Laboratories Limited

July 26, 2023

Damayanti Kerai:	Okay. My second question is on your R&D initiatives. So biosimilars, you mentioned. Can you talk about update in your global portfolio, which is for all the markets where you're focusing?

Erez Israeli:	So biosimilars is a global initiative for us. We are planning to be in all the markets, including the United States with our portfolio. We are working on about 11 biosimilars, as we speak, in that — some will be launched before 2030 and some after 2030, starting probably in the beginning of 2027. At this time, I don't want to discuss specific products, but, let's say, this is a very important initiative for us, and we believe that, it's a place that we want to be a serious player.

Damayanti Kerai:	Sure. And my last question is, how do you see your EBITDA margins moving up in next few years, excluding Revlimid? If you can provide some colour on it?

Erez Israeli:	So, I'm maintaining, and for me, we have been in this discussion in the past. I'm not taking this product out or another product because every year, we have those products that contribute more to our performance. I'm still maintaining the long-term average of the 25-25, knowing that right now with Lenalidomide, we will probably be above it. And — but overall, this is the area that I'm still maintaining that we feel very comfortable that will allow us to fully finance all of our growth aspirations of the future.

So, what we are moderating now is the level of investment that we want to put. Naturally, the more we have, the more we can invest into the future, which is what we are planning to do. But, let's say, in the next coming quarters as long as we have this limited volume agreement in place, likely that it will be above the threshold, the 25%.

Moderator:	Thank you. We have the next question from the line of Balaji Prasad from Barclays. Please go ahead.

Mikaela:	This is Mikaela on for Balaji. Can you just talk a bit more about what led to the growth seen in Russia and how sustainable this growth is? Thanks.

Erez Israeli:	We — in Russia, we grew, part of it is seasonal. We have most of our businesses in the retail, and we are also playing in the biosimilars. So, in this specific quarter, we enjoyed the seasonality of the allergy as part of it as well as the growth of the big brands there. We — I believe that the growth momentum will be in Russia.

We are expecting a good year in that respect. We are also, so far hedged well on the ruble and protected it well. So, in that respect, the combination of investing in our brands and enjoyed the growth momentum that comes from the relevant products that we have, plus a good defence on the ruble helped us to achieve these results.

Parag Agarwal:	There is also impact of a low base in the growth that we have reported this quarter. And as you know, by its very nature, Russian market is volatile. So, there will be fluctuations from one quarter to another, but we are growing ahead of the market.

Moderator:	Thank you. The next question is from the line of Surya Narayan Patra from PhillipCapital India Private Limited. Please go ahead.

Dr. Reddys Laboratories Limited

July 26, 2023

Surya Patra:	Yes. Congratulations for the great set of numbers, sir. Sir, my first question is on this Mayne's portfolio that has been acquired. So, what is the kind of size that we would have seen this quarter out of that? And also, if you can give some clarity about the profitability of this portfolio? I'm asking this question because it looks like excluding the Revlimid performance, your base business has seen a sequential improvement. So, from that angle, I was just trying to understand the contribution from the acquired operation in the US and its profitability versus the company's blended base business profitability?

Erez Israeli:	So indeed, our base business did well even without Lenalidomide. Mayne, we closed the deal. In practical, it started to sell in the end of April. And we are actually launching product after product through this period of time. I believe that the main pickup will be in the next coming months, when customers will open their bids and we will be able to bid more. So overall, let's say, that the contribution of Mayne will be more significant in next quarters to come than it came in this quarter.

Surya Patra:	Okay. So, is it kind of still a USD100 million annualized size, sir?

Parag Agarwal:	Yes, in that range.

Surya Patra:	Okay. Sure. Sir, second question is that regards the Lenalidomide. So, we have almost kind of approaching to finish the first year of supply. And obviously, as per the prescription trends we see that, okay, we have already kind of achieving 6% kind of volume share now. So, is it fair to believe this is the kind of first year number and we should see a progressive improvement in the volume share going ahead?

Erez Israeli:	So, you know, we cannot share a specific number on these products. We are in agreements in which this volume...

Surya Patra:	But this is there in the public domain in terms of the Rx volume. So that is why I am asking the question, sir?

Erez Israeli:	No, I appreciate the question, but I cannot share. I have the full knowledge of the quantities obviously and I cannot share that as per our agreement. But what I can say is that these kind of levels of sales of Lenalidomide likely to continue and fluctuate from a quarter-to-quarter based on the supplier, based on the orders and based on the preference of customers. But we believe that it will continue to play to be an important segment products until the end of the agreement, which is likely to be in January '26.

Surya Patra:	Sure. Sir, my next last question is about the PSAI business. We have seen sequential correction in the revenue as well as the margins there. So — and you have also mentioned in your opening remarks, sir, there is a inventory rationalization trend that is on-going. So, do you think, this is a kind of a couple of quarter more kind of situation? And generally, the APIs and manufacturing supply opportunity kind of business are likely to face this inventory destocking kind of trend and could have impact on the margins generally in the near term?

Dr. Reddys Laboratories Limited

July 26, 2023

Erez Israeli:	No, I think, we — during the quarter, we have a certain pickup that was related to timing of picking up the orders primarily. So, I believe that it will cost itself actually relatively fast already from next quarter from Q2. So overall, I'm confident that our API business will grow this year.

Surya Patra:	Sure, sir. I have a couple more. I'll join the queue, sir. Wish you all the best!

Moderator:	Thank you. The next question is from the line of Neha Manpuria from Bank of America. Please go ahead.

Neha Manpuria:	My first question is on the India business. If I look at the number that we reported in fourth quarter and strip out the brand divestment, based on that, we've seen a pretty sharp increase on that base in the first quarter. Did the trade generic — I know we officially announced the launch in July. But was there any contribution at all of the trade generic business in the first quarter or if you could give us some colour in terms of what's driving the improvement that we're seeing and how much more can this continue to — I know you talked about a bunch of initiatives, but how should we look at growth in this business from the high single-digit that you pointed in your opening remarks?

Erez Israeli:	Yes. Thank you for that. The trade generic did not yet contribute much because we just recently launched it. And so, most of the growth happened from our branded generics, our key brands that we are focusing on. These trends are likely to continue also throughout the year and actually going to improve. The activities I mentioned, and we discussed in quite a few occasions on our journey for top five, it's a combination of both the innovation as well as the investment in the portfolio that we have, including the trade.

So, most of the deals that we signed and going to be signed — we have actually quite a few deals that are in discussions is to bring innovation to India. Actually, Horizon 2, that we have discussed in the past is all about to bring innovation to India, mostly licensing in, some product acquisitions and some potential partnership with other players. These partnerships and that will likely to have an impact from FY '25, FY '26 onwards. FY '24, which I believe we will grow, significant will come primarily by the core and branded generics focused brands that we have. Sorry for the long answer. Yes.

Neha Manpuria:	Yes, understood. Second on, in your remarks, you also mentioned approvals in China. Now if I look at my ROW business excluding Russia and CIS, we are pretty much in the range that we've been doing for the last four quarters, five quarters, the INR400 crores range. When do we see meaningful contribution start from China or when do we see — how does the step up from this level happen in the Emerging Market business?

Erez Israeli:	Yes. So, all the EMs markets are actually growing in double-digits. Obviously, Russia being a very big market in that space and it's growing 77% almost. The others — so all of them will grow double-digits, not just with Russia. As specifically for pickup in China, we are now starting to see the results or likely that this trend of approvals will continue. Most of the value we'll start to see, more significant growth in FY '25, but we will see already in FY '24 itself in growth. But the level that we have discussed in the past of our aspiration in China likely that we'll start to see from next year.

Dr. Reddys Laboratories Limited

July 26, 2023

Neha Manpuria:	Understood. And my last question, Parag, in terms of our investments in the business, should we expect our absolute SG&A and R&D spend to trend up from the current spend that we're seeing for FY '24? I understand this will obviously continue to increase. But is this level of investment, what that we have seen in the quarter enough to sort of sustain the growth that we have in result, or should I expect an increase from the current levels?

Parag Agarwal:	Neha, we are continuing to invest behind multiple levers as we have been talking in digitalization, behind our brands in sales and marketing. I would expect a slightly higher trend in absolute terms. As a percentage to sales, of course, it will remain very positive because of our top line growth, we will see the benefits of operating leverage, but in absolute terms, we will see a marginally upward trend.

Moderator:	Thank you. The next question is from the line of Cyndrella Carvalho from JM Financial. Please go ahead.

Cyndrella Carvalho:	Yes. Congratulations on a great set of numbers. Bringing question back to India, you mentioned about the innovative products, two products that you have signed for India. You mentioned about mother and child. You spoke about gummies. So, if — and the generic division. So, what kind of investment are we envisaging in all these three different categories that we are talking, which is consumer health, generic-generic business and getting the in-licensed product? And in what range should we see this over the coming two years to three years?

Erez Israeli:	So, we are not going to see more investment than what you see already, and like Parag just alluded maybe a slight up. The — some of it is what we call balance sheet money, meaning that we will sign a deal or acquire a product and it will be a balance sheet move rather than P&L move. So, it's relatively to — relatively, it's not expensive or not expensive or not going to require much and I'll try to explain why.

Most of the startups, we bring to India is a late-stage innovation, means the product is already there. The product also proved itself in other markets, in most of the cases, it's got approval already either by the US FDA or by European authorities. So, the activity that requires are either licensing fee, some trial — local trials, registrations, and we are mostly going to leverage our teams in India for doing that.

So, if you wish, it's a marginal investment that give or take, we have already spent in the last couple of quarter. And maybe it's marginally up, the more deals that we will do. But I don't anticipate a major use of cash or cost in that element. It's actually pretty straightforward in that respect.

Cyndrella Carvalho:	So, the returns will be fairly high is, what you're trying to tell on with the minimal investment. But in terms of revenue, how should we see these, like if we divide in the three segments, how sizable these each segment could be for us say, generic-generic, innovative, in-license? So how big these could be? From a brand perspective, I understand you have something like INR150 crores per brand size in your mind over three years to four years. But what could be — what it could mean to the entire India business?

Dr. Reddys Laboratories Limited

July 26, 2023

Erez Israeli:	The intent is to bring a significant number of products to the Indian market in the next coming years. The — if everything will be successful, we're talking about tens of agreements like that, which we believe will be the main lever to bring us to top five. So if top five means that we need to double our sales give or take in the next coming years, that's the expectation that, the innovation will bring most of that value come into play, and the rest will come from the normal growth of the brands that we will have as well as the trade generics. So, the innovation will be the key focus and the main growth driver.

In terms of timing, as we signed the deal, then, of course, we'll need to allow some time for clinical trial, registration time and then, of course, the pickup of the brands as we are introducing those into the health care community. So, it will be kind of a pickup of the brands. So, every one of these brands will take a few years before it will come to its peak sales. But the beauty about it, these are through innovation, they are not switchable. And they're bringing a real solution for places that we believe that there is no such a solution or the solution that we're bringing is much better.

Cyndrella Carvalho:	Okay. And just one last question. We're seeing a lot of Dr. Reddy's name in terms of shortages of products in US. Are you seeing some opportunities meaningfully for us overcoming few quarters or are you planning to participate in some of them which could be potentially large for us?

Erez Israeli:	We do from time to time, but to be honest, I don't feel joy, when we are growing on the expense of others. I actually want the supply to be there for the patients. So, whenever it comes, we are taking it. But I don't see such a strategic growth lever. I'm happy to supply, if it helps patients, but actually wish that all the companies will be able to sell normally and not to see such a little growth, but it is coming to us as well from time to time.

Moderator:	Thank you. We have the next question from the line of Tushar Manudhane from Motilal Oswal Financial Services. Please go ahead.

Tushar Manudhane:	Yes. Particularly on the trade receivables as I see, there has been a good jump of almost INR400 crores, INR450 crores, both year-over-year or even quarter-over-quarter. Is this more or less linked to North America business? And is this more to fill up the channel and so the sales could moderate to some extent in the coming quarters?

Parag Agarwal:	The increase in receivables is broadly in line with the growth in business and the normal fluctuations that we see depending on the timing of supply and the credit terms. So, there's nothing unusual and it's in line with the business growth.

Tushar Manudhane:	Okay. And secondly, on the overall gross margin we use to guide for, at least, in the past before Revlimid in the range of 52% to 55% for the base business. And since launch of Revlimid, we've seen good, at least 250 bps to 300 bps improvement in the gross margin. So, if you could just indicate the gross margin guidance for say '24?

Parag Agarwal:	So yes. See, first of all, we can't ascribe a certain portion of a gross margin of the gross margin to a specific product. As you know, we manage the business on a portfolio basis, and we are launching new products all the time. This quarter, again, we have launched 8 new products. And in the next two quarters or three quarters in this year, we are going to launch more products.

Dr. Reddys Laboratories Limited

July 26, 2023

So, we have to look at the gross margin as a composite. Overall, the drivers of gross margin, as you know, are — the price erosion obviously brings it down, but we are seeing softening of solvent prices. We are seeing softening of freight rates and so on. And we're also seeing favourable product mix. So overall, I expect our gross margin to range between 56% to 59% in the next few quarters.

Tushar Manudhane:	Interesting. And just on extending to your launch aspects or other two products if you'd like to call out, which would be interesting launches over the next 12 months to 15 months in North America segment?

Erez Israeli:	I don't want to call out specifically. We're trying to avoid it because after that we have a lot of discussion on this product. But what we can say is that we believe that we can sustain also the level of activities in North America even post lenalidomide because we have quite a few of very high-value products if we can bring to the market.

Tushar Manudhane:	Great, sir. Thanks, and all the best.

Moderator:	Thank you. We have the next question from the line of Shyam Srinivasan from Goldman Sachs. Please go ahead.

Shyam Srinivasan:	Good evening and thank you for taking my question. I am just looking at the sales mix for the quarter, when I look at it, 47% of revenues coming from the U.S. currently, 17% from India. I remember we had some kind of an aspirational goal to narrow this overtime, but we seem to have gone the other way. I know there is a lenalidomide there, which is probably skewing things. But Erez, just your broad guidelines of a more diversified geographic mix and I'm a little also confused with the India strategy because we keep divesting things, right, like the Eris Lifesciences or the JB Pharma.

So, how do we get to top 5 if we keep divesting and you mentioned innovation to kind of help you double, but I'm just wondering what are these opportunities. Shouldn't it be more like a transformative M&A, where we acquire assets like a Wockhardt deal perhaps few years back, right? So — that are small. So, just want to understand your thought process on this?

Erez Israeli:	No, sure. Thank you so much for the question. Indeed, lenalidomide make the U.S. obviously in proportion more than before. And I reiterate our commitment to the India market actually being a very important market for us and also reiterate the aspiration to be top 5. Now how should we go to the top 5 is not because we're going to guide number 6. I wish I could, but it's — first, it's not available, and second, it's so expensive. And I don't think our shareholder want us to do that. The way to do that for us is by launching innovation. So, we are — we saw that in India there are two trends that are coming up.

One, some of the branded generics will have a headwind in the future either because of the trade generic, either because of the digital channels, there will be certain level of potential switches also. And when we looked at our portfolio and we saw what brands we believe are long-term for us, we decided to focus on them and to divest those that we decided to not to focus on. At the same time, we have major efforts to bring a lot of innovative solution to India. And once this will pick up, this will bring us to the desired level even without acquisition. Acquisition, I'm happy to do with a reasonable price, with a reasonable risk, but we are not building on it. We can be top 5 even without it.

Dr. Reddys Laboratories Limited

July 26, 2023

Shyam Srinivasan:	Got it. Helpful, Erez. My second question is on the cash pile, about INR50 billion of net cash sitting now on the balance sheet. So, Parag, any — what are your like top priorities in terms of capital allocation at this point of time where — what is the rank order of things that you would be using that cash pile for?

Parag Agarwal:	So obviously, we want to use it for driving business development, M&A. I think, in terms of priority, I would say, first of all, it has to be a strategic fit. We have a clear strategy for every segment in our business for every geography. And secondly, it must come at the right price. We are not going to chase acquisitions just because we have cash in the balance sheet. Within these boundaries, I would say that acquisitions in India and emerging Markets would probably rank higher.

Having said that, if there are good opportunities that come up in U.S. and Europe also, we will grab them just like the Mayne acquisition that we did recently. I think it's a great fit. So, yes, we are chasing acquisitions. I believe that instead of seeing a large acquisition, we will probably see a series of smaller acquisitions. So, a string of pearls strategy, but it depends on what kind of opportunities are available at the right price.

Shyam Srinivasan:	Got it. Thank you and all the best.

Moderator:	Thank you. The next question is from the line of Saion Mukherjee from Nomura. Please go ahead.

Saion Mukherjee:	So, if you can talk about what's the revenue base in China currently and you mentioned about the significant growth from FY '25 onwards. So, I understand you're getting like 10 to 15 approvals per year now. So, from a 3-year perspective with 30 products, 40 products added to your basket in China, how should we think about revenue in China in 3 years' time and how does like per product revenue potential you see in China versus, let's say, in U.S.? So, I'm wondering can it be like USD200 million, USD300 million more in revenues in China? If you can give some colour on how should we think about the growth trajectory in that market?

Erez Israeli:	So, I see any number of around 2x in the next three years. So, this is the time. The baseline that we are talking, but I'm talking now in market share, has not been necessarily the way we report, is around USD180 million a year.

Saion Mukherjee:	Okay. So Erez, it means like additional 180 million is what you would book, let's say, three years down the line is a fair number to look at in China?

Erez Israeli:	If it’s in this range, it could be even more.

Dr. Reddys Laboratories Limited

July 26, 2023

Saion Mukherjee:	Understood. Okay. And, Parag, my second question would be around R&D, I think you mentioned run rate of around INR500 crores a quarter, right? Is it possible for you to sort of indicate how is this — like how much of this is going into, say Biosimilar development at this point? And secondly, at the time of Analyst Day, you talked about new horizon initiative, Horizon 2 initiatives having an impact of 1,500 basis points on your EBITDA margin. That's the kind of investment you're doing. So, what's the number at this point in time if you have anything to share on that?

Parag Agarwal:	Yes. So, Saion, on the second question, right now we are in this range, 50 basis points to 100 basis points on an annual basis is what we are investing behind Horizon 2. And, of course, going forward, depending on how many of these succeed, it might start inching up. But we will obviously discuss that subsequently in the subsequent calls. Your first question was regarding — can you just remind me?

Saion Mukherjee:	Biosimilar R&D. Yes.

Parag Agarwal:	Biosimilars. So, right now our R&D behind Biosimilars would be approximately 20% of the total, and we expect it to progressively go up because we are investing behind Biosimilars. Some of the products that we have discussed in the past tocilizumab, abatacept and so on. So, we expect it to progressively go up.

Saion Mukherjee:	Okay. And this 50 basis points to 100 basis points that you mentioned does not include or does it include the Biosimilar investment? Do you consider it as part of Horizon 2 or this is like separate?

Parag Agarwal:	No. So, this 50 basis points to 100 basis points does not include the R&D investments in Biosimilars.

Saion Mukherjee:	Okay. Thank you.

Moderator:	Thank you. The next question is from the line of Bino Pathiparampil from Elara Capital. Please go ahead.

Bino Pathiparampil:	Good evening and congrats on a great set of numbers. Just a couple of questions. One on Regadenoson could you please help us understand the competitive landscape there? I know a couple of them — couple of you guys have launched, but there are more approvals or how many competitors out there in the market right now?

Richa Periwal:	So, for Regadenoson, it's a multiplayer product, right? We've launched it in April, and we've seen good progression in terms of our market share. We are happy with the way things are progressing for us.

Bino Pathiparampil:	Okay. And any update on your products which you have out licensed, that is Pegfilgrastim and the novel product E-7777, any updates regarding timelines?

Erez Israeli:	So, on the first one, it was already launched. And so, whatever is the considerations will come, of course, with the progression of several of these products. And as for E-7777 likely that in the next quarter or the third quarter, depends, it would be December, January, we should expect to see whether it will get approval or not.

Dr. Reddys Laboratories Limited

July 26, 2023

Bino Pathiparampil:	Okay. And any milestones or any royalties included in the current quarter from the first product?

Erez Israeli:	No..

Parag Agarwal:	It's a low single-digit number in absolute terms.

Bino Pathiparampil:	Okay. Do you...

Parag Agarwal:	It's not material. It's not material.

Erez Israeli:	I meant, not material.

Bino Pathiparampil:	Okay. And finally on generic or rituximab, now that FDA has accepted your filing, what sort of timeline can we look forward to if everything goes fine? Would you be looking forward to launching it in 12 months, 18 months or something like that?

Erez Israeli:	Yes, this is the timeline. So somewhere between 12 months to 18 months, depends, of course on the approval by the US FDA. Once it's getting approved, we will launch it. Now it depends, if response that will come or anything like that, but likely in this timeframe.

Bino Pathiparampil:	Understood. Thank you.

Moderator:	Thank you. We have the next question from the line of Ankush Mahajan from Axis Securities. Please go ahead.

Ankush Mahajan:	Thank you sir for providing me the opportunity and congrats for good set of numbers. Sir, this is the extension of the question that our base business is improving, and it seems from the number that our base business in the U.S. market and that has improved a lot. Can we say, sir, a high single-digit growth Q-o-Q in the base business? And I would like to really appreciate if you tell us that what are the factors behind that the base business is improving? What is happening in the U.S. market, sir, at this time in the generic?

Erez Israeli:	So, I mentioned part of it is timing of RFPs, agreement with customers, shortage of some products and relatively lower than normal price erosion on the base. So, it's a combination of all of it.

Ankush Mahajan:	And can we expect this trend will continue?

Erez Israeli:	It should. Yes.

Ankush Mahajan:	So, this quarter, sir, there is a high single-digit growth Q-on-Q on base business?

Parag Agarwal:	I would just say that it is healthy growth. Even after excluding Lena as well as Mayne, it is healthy growth. Yes.

Dr. Reddys Laboratories Limited

July 26, 2023

Ankush Mahajan:	Thank you, sir. Thank you very much.

Moderator:	Thank you. The next question is from the line of Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Hi, thank you for the opportunity again. So, just coming back to the in-licensing opportunities for the India market or the innovation that we have talked about. How does those opportunity fit into our 25% framework for EBITDA margin and ROC? Are they accretive, neutral or would you say dilutive?

Erez Israeli:	We — that's absolutely part of it. So, we should reach those margins with the investment, it means it's including. That's why right now we have that, and we have even higher margins in this. And I used the 25% always as a kind of benchmark of where is our comfort zone. Doesn’t mean that we necessarily get this quarter-on-quarter, likely that in the next couple of quarters, it will be higher than that including this investment, and likely that the 25% anyway needs to include all of that as well. So, it will not be below that 25%.

Kunal Dhamesha:	Sure. And secondly on the trade gen — yes.

Parag Agarwal:	So just to clarify, 25% EBITDA obviously is for the entire portfolio and across all geographies. So, there are business segments which will be higher and there are business segments that will be lower than that. So, 25% is our overall aspiration. And that model includes certain part of portfolio which has the in-license.

Kunal Dhamesha:	Sure. Sure. Perfect. And secondly on the trade generic business, can you provide some details as to we have launched this division, how many people have we kind of hired for this, how many products that we are expected to launch, let's say, over the next 2 years to 3 years? And which are the geographies that we are targeting on any particular therapy areas that we are targeting for this business?

Erez Israeli:	So, we are not participating in about 50% of the Indian market. So, when you look at our portfolio today, there are certain therapies and the segments that we are not participating, which is about half of the market. So, we are targeting, obviously a place in which we believe there is a meaningful play in those areas that we are not participating. We will launch it all over India, for geographic — geography wise, which will be in all the states of India.

In terms of number of products it will be — I don't have the exact number, but it's few tens of products that we'll be launching in that direction. As for the pickup in staff, we probably need to see the response of the customers that we — at the moment, we cannot say it. We'll probably need to wait a quarter or two.

Kunal Dhamesha:	Sure. Thank you and all the best.

Moderator:	Thank you. That was the last question, ladies and gentlemen. I now hand the conference over to Ms. Richa Periwal for closing comments. Over to you, ma'am.

Richa Periwal:	Thank you all for joining us for today's evening call. In case of any further queries, please get in touch with the Investor Relations team. Thank you so much.

Moderator:	Thank you. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us. You may now disconnect your lines.